July 15, 2024

Mitchell Mechigian
Chief Executive Officer
Fifth Era Acquisition Corp I
PO Box 1093 Boundary Hall
Cricket Square, Grand Cayman
KY1-1102, Cayman Islands

       Re: Fifth Era Acquisition Corp I
           Draft Registration Statement on Form S-1
           Submitted June 17, 2024
           CIK No. 0002025401
Dear Mitchell Mechigian:

       We have reviewed your draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted June 17, 2024
Summary
Business Combination Criteria, page 6

1. We note your disclosure that you intend to focus your search for a target company with an enterprise value of between $1 billion to $3 billion. Please explain in greater detail how you intend to raise additional capital, given the gap between the net proceeds of the offering and the possible value of the target company. Please expand your discussion of the possible financing methods you intend to use in order to complete a business combination.
 July 15, 2024
Page 2
The Offering
Founders Shares, page 15

2. Please clarify here and elsewhere whether or not the non-managing sponsor investors will have any right to exercise the private placement warrants in connection with the purchase of non-managing sponsor membership interests.
Risk Factors
Risks Relating to our Search for, and Consummation of or Inability to Consummate, a Business
Combination, page 44

3. We note your disclosure on pages 29 and 48 that if you seek shareholder approval of our initial business combination, your sponsor, initial shareholders, directors, officers and their affiliates may elect to purchase shares or public warrants from public shareholders, which may influence a vote on a proposed business combination. Please reconcile this disclosure with your disclosure on pages 28 and 48 stating that any purchases made by your sponsor, directors, officers, advisors or their affiliates would be in compliance with the requirements of Rule 14e-5 under the Exchange Act. Refer to Tender Offer Rules and
       Schedules Compliance and Disclosure Interpretation 166.01 for guidance. If we are deemed to be an investment company under the Investment Company Act..., page 54

4. We note on pages 54-56 your risk factor disclosure addressing the extent to which you could be deemed to be an investment company and the mitigation measures you may implement. Please revise to include disclosure that notwithstanding your investment activities or these mitigation measures you could still be deemed to be or have been an investment company at any time since your inception.
Report of Independent Registered Public Accounting Firm, page F-1

5. Please include a signed audit report in your next amendment. Refer to Rule 2-02 of
       Regulation S-X.
Exhibits

6. We note your disclosure in the registration statement that the exclusive forum provision will not apply to Exchange Act claims but will apply to Securities Act claims arising out of the warrant agreement. The form of warrant agreement filed as Exhibit
4.4 states that
       the provision will not apply to suits brought to enforce Exchange Act claims but does not address whether this applies to Securities Act claims. Please confirm whether these provisions will apply to Securities Act claims and please revise exhibit
4.4 accordingly.

       Please contact Kellie Kim at 202-551-3129 or Shannon Menjivar at 202-551-3856 if you
have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Mary Beth Breslin at 202-551-3625 with any other questions.
 July 15, 2024
Page 3



                               Sincerely,

                               Division of Corporation Finance
                               Office of Real Estate & Construction
cc:   Stuart Neuhauser, Esq.